December 21, 2012

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Re: TCP Capital Corp. (the "Company")
         Registration Statement on Form N-2
         File Number 333-185319

Dear Mr. Prins:

We have reviewed the registration statement referenced above and have the following
comments. Whenever a comment is made in one location, it is considered applicable to
all similar disclosure appearing elsewhere in the registration statement.

Cover Page

Prospectus Cover Page

Disclose that the debt securities in which the Company invests will generally be
considered below investment grade, which are also known as junk securities. Also
disclose, if true, that a material amount of the Company's debt investments will not fully
amortize during their lifetime, which could result in a substantial amount of unpaid
principal and interest due upon maturity.

In order to remove any ambiguity, delete the word "or" from the first sentence.
Additionally all references in the prospectus and SAI to the investment advisor should be
limited to "Advisor" not also as to "TCP" because the latter is a term that could be
confused for the Company because it is not always made clear by the context in which it
is used.

In the second paragraph, provide a plain English meaning of "committed capital."

Specify the per share dollar amount of dilution that investors in this offering will incur
and clarify that the net asset value of an investor's shares will be immediately reduced by
the amount of the dilution per share.

The Company (page 1)

Disclose that substantially all of the Company's operating history and performance results have been achieved through the Company's predecessor, which predecessor entity was neither a business development company nor a publicly traded company. Also highlight any material differences in the operational and investment policies and strategies of the Company and its predecessor.

Investment Portfolio (page 2)

Specify the approximate percentage of the total assets that consist of distressed investments, and the portion of that consisting of investments that are delinquent, non-performing or in default.

Attractively Priced Leverage Program (page 6)

References in the prospectus to "LIBOR" should specify which LIBOR rate is being used.

Company History and BDC Conversion (page 7)

In the second paragraph, identify the "lenders" who own the Preferred Interests and with whom the Company has entered into the Revolving Facility. Also disclose the extent to which the lenders, as owners of the Preferred Interests, have representation on the Board of Directors. Will any of the Company's directors represent both common stockholders and the holders of Preferred Interests? If they will, disclose the potential conflict of interest this may present.

The carryover sentence at the bottom of page 7 and the top of page 8 describes a potential restructuring and related consequences that may occur upon the termination of the Revolving Facility. Disclose that these events may occur without the approval of the Company's common shareholders. Also disclose the potential material tax and other consequences to the Company's common shareholders of such a restructuring.

In this regard, the Use of Proceed discussion on page 49 appears to indicate that the balance of the Revolving Facility will be paid off with the proceeds of this offering. Accordingly, disclose the extent to which the Operating Company intends to terminate the Revolving Facility and, if it does, the related restructuring consequences described on pages 7 & 8.

The organizational structure diagram should also identify ownership of the Preferred Interests.

Fees and Expenses (page 18)

Disclose the approximate dollar amount of assets used in the calculation of the percentages presented in the Fees and Expenses table.

Expand the first paragraph to disclose that the Fees and Expenses are presented on a consolidated basis to include the fees and expenses of the Company and the Operating Company that investors in this offering will bear directly or indirectly.

At the end of the first paragraph clarify that the following table and example represent the best estimate of the fees and expenses that the Company and the Operating Company are expected to incur during the next twelve months.

We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year you do not expect that investments will be made that trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 24)

In your response letter, confirm that neither the Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and the Operating Company and, if true, that they are subject to the Company's and the Operating Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

In addition to regulatory restrictions that restrict our ability to raise capital… (page 27)

In the second paragraph, update the status of the covenant compliance as of a recent date prior to effectiveness of this registration statement.

Our investments may be risky, and you could lose all or part of your investment. (page 36)

Discuss the extent to which the Operating Company may invest in derivatives and the related risks of such investments.

Use of Proceeds (page 49)

Disclose whether any amount of the proceeds from this offering will be used to repay amounts owed to any of the underwriters or their affiliates. If applicable, identify the name of the underwriter, the amount to be repaid, and the nature of the potential or actual conflict of interest that this creates

Price Range of Our Common Stock (page 52)

Insert parentheses around the word "Discount" in each on the column headings to correspond to the presentation of a discount in the percentage values included in the table.

Investment Strategy (page 55)

In the last sentence of the first paragraph clarify whether the referenced "security interests" represent either a senior position or a subordinated position on a claim to the assets of the borrower.

Market Opportunity (page 58)

Indicate whether the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Management's Discussion and Analysis

Expenses (page 67)

In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses of the Company and the Holding Company set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

In your response letter, confirm that estimates of all of the costs and expenses for which the Company and the Operating Company will reimburse TCP, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Investment Management Agreements (page 96)

Disclose that the Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe TCP and the General Partner for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

Payment of Our Expenses (page 101)

In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Underwriting (page 120)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

Other Relationships (page 122)

Under a separately captioned "Additional Compensation to Underwriters" section, disclose the types of services and the amount of fees that will be paid under the various arrangements that the Company has entered into or currently contemplates entering into with the underwriters and their affiliates. Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

Financial Statements

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company, the Operating Company and their management are in possession of all facts relating to the Company's and the Operating Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company and the Operating Company request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that

- the Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel